SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☑      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-31207
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank Mutual Corporation 401(k) Plan
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank Mutual Corporation
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534

     The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION 401(K) PLAN
Date: June 24, 2010

/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr., Trustee

/s/ David A. Baumgarten
David A. Baumgarten, Trustee

/s/ Michael W. Dosland
Michael W. Dosland, Trustee

Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Bank Mutual Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Board of Trustees
Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
Wipfli LLP
June 23, 2011
2901 East Enterprise Avenue, Suite 500
Appleton, Wisconsin

Bank Mutual Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets

Investments, at fair value	$23,791,960	$23,450,358

Receivables:
Participant contributions	41,577	40,590
Employer contributions	5,502	5,495
Interest	0	29,768
Notes receivable from participants	304,512	235,144

Total receivables	351,591	310,997

Cash	0	59,837

Total assets	24,143,551	23,821,192

Liabilities

Benefits payable	1,046	5,316

Net assets available for benefits, at fair value	24,142,505	23,815,876

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts held by the Stable Return Fund	(46,993)	(4,223)

Net assets available for benefits	$24,095,512	$23,811,653

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Investment income:
Net appreciation in fair value of investments	$1,005,083	$773,852
Interest and dividends	307,208	448,209

Total investment income	1,312,291	1,222,061

Interest income on notes receivable from participants	12,944	8,563

Contributions:
Participant	1,303,744	1,352,294
Employer	165,596	171,489
Rollover	47,602	16,719

Total contributions	1,516,942	1,540,502

Deductions:
Benefits paid to participants	2,546,779	1,468,983
Investment advisory fees	11,539	6,398

Total deductions	2,558,318	1,475,381

Net increase in net assets available for benefits	283,859	1,295,745
Net assets available for benefits at beginning	23,811,653	22,515,908

Net assets available for benefits at end	$24,095,512	$23,811,653

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1	Plan Description
The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 2% of gross wages. This contribution is invested 100% in a Wells Fargo Advantage Dow Jones Target Date Fund based on the participant’s current age and a retirement age of 65. The participant has 30 days before being enrolled to change his or her contribution rate, investment options, or decline to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.
Participant Contributions
Participants may elect to make pretax contributions up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.
Employer Contributions
The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2010 or 2009.
Participants’ Accounts
All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of common/collective trust and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)
Participants’ Accounts (Continued)
Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on participant’s investment election and account balance). Plan earnings/losses are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
All employee and employer contributions are 100% vested immediately.
Payment of Benefits
Plan benefits are available at normal retirement (age 65), deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.
Expenses of the Plan
Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective account balance. Note terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing notes range from 4.25% to 9.25%. Principal and interest are paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)
Plan Termination
The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies
Method of Accounting
The accompanying financial statements of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on the net asset value as reported by the fund advisor. The statement of net assets available for benefits presents the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit—responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Use of Estimates in Preparation of Financial Statements
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)
Investment Valuation and Income Recognition (Continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan’s document.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
New Accounting Pronouncement
During 2010, the Plan adopted Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to classify loans to participants as notes receivable from participants. The classification of participant loans as notes receivable acknowledges that participant loans are unique from other investments and measuring participant loans at their unpaid principal balance plus any accrued but unpaid interest is more meaningful to users of financial statements rather than measuring participant loans at fair value. A reclassification of the 2009 participant loans from investments to notes receivable from participants was made due to the adoption of ASU 2010-25.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 3 Investments
The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2010		2009
	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets

Bank Mutual Corporation Certificate of Deposit*	$2,219,459	9.2	$2,763,732	11.6
Wells Fargo Stable Return Fund* **	2,136,437	8.9	2,149,273	9.0
American Funds EuroPacific Growth Fund	2,075,431	8.6	2,077,536	8.7
Davis New York Venture Fund	1,399,140	5.8	1,463,991	6.1
JP Morgan Small Cap Growth Fund	1,275,646	5.3	***	***
MFS Value Fund	1,368,832	5.7	1,232,513	5.2
Morgan Stanley Mid Cap Growth Fund	1,284,081	5.3	***	***
PIMCO Total Return Fund	1,980,334	8.2	1,644,284	6.9
T. Rowe Price Growth Stock Fund	2,316,333	9.6	2,013,585	8.5
Wells Fargo Advantage Small Cap Value Fund*	2,385,877	9.9	2,185,013	9.2
Bank Mutual Corporation Common Stock Fund*	2,434,530	10.1	3,682,422	15.5

*	Represents party-in-interest.

**	Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***	Represents less than 5% of the Plan’s net assets for this year.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 3 Investments (Continued)
During 2010 and 2009, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2010	2009

Common/collective trust fund	$374,840	$56,289
Mutual funds	1,951,592	3,168,203
Bank Mutual Corporation common stock Fund	(1,321,349)	(2,450,640)

Net appreciation	$1,005,083	$773,852

Note 4 Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Certificates of deposit fund: Valued at the net asset value (NAV) by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Common/collective trust fund — Wells Fargo Stable Return Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The Wells Fargo Stable Value Fund is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”). Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks, and investment funds. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant net asset value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment on contract value.

Mutual funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)
Bank Mutual Corporation common stock fund: Bank Mutual Corporation common stock fund is a unitized fund, which means that participants do not own shares of Company stock directly but rather own an interest in the unitized fund. The fund consists of Bank Mutual Corporation common stock and a cash equivalent for liquidity purposes. The fund is valued using quoted market price of stock, plus the value of any cash equivalent. The Plan owns the underlying assets of shares in Bank Mutual common stock and the cash equivalent.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Certificates of deposit fund	$0	$2,368,702	$0	$2,368,702
Common/collective trust fund	0	2,183,430	0	2,183,430

Mutual funds:
Balanced funds	5,860,448	0	0	5,860,448
Bond fund	1,980,334	0	0	1,980,334
Growth funds	4,876,060	0	0	4,876,060
Target funds	1,825,832	0	0	1,825,832
Value funds	2,262,624	0	0	2,262,624

Total mutual funds	16,805,298	0	0	16,805,298

Bank Mutual Corporation common stock fund	2,434,530	0	0	2,434,530

Total assets at fair value	$19,239,828	$4,552,132	$0	$23,791,960

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Certificates of deposit fund	$0	$2,914,647	$0	$2,914,647
Common/collective trust fund	0	2,153,496	0	2,153,496

Mutual funds:
Balanced funds	5,726,540	0	0	5,726,540
Bond fund	1,644,284	0	0	1,644,284
Growth funds	4,007,775	0	0	4,007,775
Target funds	1,389,332	0	0	1,389,332
Value funds	1,931,862	0	0	1,931,862

Total mutual funds	14,699,793	0	0	14,699,793

Bank Mutual Corporation common stock fund	3,682,422	0	0	3,682,422

Total assets at fair value	$18,382,215	$5,068,143	$0	$23,450,358

The common/collective trust fund’s objective is to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter maturity instruments. To achieve this, the fund invests in a variety of investment contracts and instruments that are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of December 31, 2010 and 2009, there are no unfunded commitments on the fund. The fund is able to be redeemed with written notice, on a daily basis for the years ended December 31, 2010 and 2009. The fund requires a one-day redemption notice period.

The certificates of deposit fund is a short-term investment in which the money is invested for a certain amount of time. In return, the certificates of deposit pay a predetermined rate of interest. As of December 31, 2010 and 2009, there are no unfunded commitments on the fund. The fund is able to be redeemed on a daily basis for the years ended December 31, 2010 and 2009.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 5 Parties-in-Interest Transactions
Certain plan investments are shares of Bank Mutual Corporation Common Stock. The Plan had the following transactions with the Corporation at December 31:

	2010	2009

Purchases of stock:
Number of shares	98,771	167,773
Value of shares on transaction dates	$581,541	$1,459,785

Sales of stock:
Number of shares	98,834	133,277
Value of shares on transaction dates	$486,880	$1,233,209

Benefit payments in-kind:
Number of shares	26,669	63,036
Value of shares on transaction dates	$180,473	$554,923
At December 31, 2010 and 2009, the Plan held 504,642 shares and 531,374 shares, respectively, of Bank Mutual Corporation common stock.

Certain plan investments are Bank Mutual Corporation common stock and a certificate of deposit, as well as shares of mutual funds, a common/collective trust fund, and a certificate of deposit fund managed by Wells Fargo Investments. Bank Mutual Corporation is the trustee for 2010 and 2009 and Wells Fargo Retirement Plan Services is the custodian for 2010 and 2009 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $11,539 and $6,398 for the years ended December 31, 2010 and 2009, respectively.
Note 6 Corrective Distributions
Benefits paid to participants for the plan years ended December 31, 2010 and 2009, include payments of $1,311 and $3,008, respectively, made to a certain active participant to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Of this amount, $1,046 and $5,316 are also included in the Plan’s statements of net assets available for benefits as benefits payable at December 31, 2010 and 2009, respectively.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 7	Tax-Exempt Status of the Plan

On August 30, 2001, the Internal Revenue Service (IRS) declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Note 8	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 9    Reclassifications
Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 classifications.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,			Current
or Similar Party	Collateral, Par, or Maturity Value	Cost		Value
	Certificates of deposit fund:
Bank Mutual Corporation*	1.55%, due January 14, 2011	$	N/R	$2,219,459
Wells Fargo*	149,243.000 shares — Cash Investment Fund		N/R	149,243

	Total certificates of deposit fund			2,368,702

	Common/collective trust fund:
Wells Fargo*	46,818.053 shares — Stable Return Fund**		N/R	2,136,437

	Mutual funds:
American Funds	51,018.460 shares — EuroPacific Growth Fund		N/R	2,075,431
Davis New York	40,743.729 shares — Venture Fund		N/R	1,399,140
Goldman Sachs	24,896.707 shares — Mid Cap Value Fund		N/R	893,792
JP Morgan	109,122.823 shares — Small Cap Growth Fund		N/R	1,275,646
MFS	60,010.196 shares — Value Fund		N/R	1,368,832
Morgan Stanley	35,471.861 shares — Mid Cap Growth Fund			1,284,081
PIMCO	182,519.302 shares — Total Return Fund		N/R	1,980,334
T. Rowe Price	72,612.315 shares — Growth Stock Fund		N/R	2,316,333
Wells Fargo*	73,208.861 shares — Advantage Small Cap Value Fund		N/R	2,385,877
	3,375.026 shares — Advantage Dow Jones Target Today Fund		N/R	35,944
	19,059.920 shares — Advantage Dow Jones Target 2010 Fund		N/R	244,157
	26,166.426 shares — Advantage Dow Jones Target 2020 Fund		N/R	362,405
	55,548.986 shares — Advantage Dow Jones Target 2030 Fund		N/R	805,460
	17,310.264 shares — Advantage Dow Jones Target 2040 Fund		N/R	277,310
	11,037.985 shares — Advantage Dow Jones Target 2050 Fund		N/R	100,556

	Total mutual funds			16,805,298

Bank Mutual Corporation*	610,197.570 units Common stock fund		N/R	2,434,530

Participant Loans*	4.25% to 9.25% notes, maturing over the next 11 years			304,512

	Total assets (held at end of year)			$24,049,479

*	Party-in-interest

**	At contract value
N/R — Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-49592) pertaining to Bank Mutual Corporation 401(k) Plan of our report dated June 23, 2011, with respect to the financial statements and schedules of Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.
/s/ Wipfli LLP
Wipfli LLP
June 23, 2011
Appleton, Wisconsin